[CGSH letterhead]
April 7, 2005
BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated February 15, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on January 31, 2005 by NCL Corporation Ltd. (the “Company”). This letter sets forth the Company’s responses to the Staff’s comments.
For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Please note that references to page numbers in the responses below relate to page numbers in the blackline version of the Registration Statement.

Mr. Max A. Webb
April 7, 2005

Notes to Unaudited Condensed pro forma consolidated financial statements, page 44 Note 2. Pro Forma Adjustments
1.	We note the disclosure in the seventh paragraph on page 44 indicating that the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 exclude the impact of the acquisition of the ship from Star Cruises Limited since you are unable to present pro forma adjustments with respect to the operations of the ship that are factually supportable. Please tell us and expand the disclosure on page 44 to explain in further detail why you are unable to present pro forma adjustments with respect to this ship’s operations that are “factually supportable”. We may have further comment upon receipt of your response.
Response:
The Company has not presented pro forma information with respect to its July 15, 2004 acquisition from its parent of the cruise ship the Norwegian Spirit, previously named the Superstar Leo, because the acquisition resulted in the transfer of fixed assets and did not include the transfer of ship operations. The Company took possession of the cruise ship from its parent in accordance with a charter agreement on May 13, 2004 and ownership was transferred on July 15, 2004. The primary factor in effectuating the transfer was the sinking of the Pride of America, which caused delay in its delivery and threatened cancellation of future sold cruises due to lack of capacity. This transfer was orchestrated to avoid such cancellations. Prior to taking possession of the ship, the Company marketed the Norwegian Spirit under its NCL brand name and accepted reservations for future cruises. No advance ticket sales were transferred to the Company from its parent. Upon taking possession, the Company renamed and refitted the ship to meet its brand requirements and placed the ship into service on a Company itinerary with Company crew. Accordingly, there are no supportable historical revenues and operating expenses for the period from January 1, 2004 through acquisition. As there are no supportable ship operations for the period, the Company has determined that presenting other related pro forma adjustments for interest expense and depreciation during the period is not required.
The Company has expanded its disclosure on page 41 of the Registration Statement to explain in further detail why it is unable to present pro forma adjustments with respect to the ship’s operations as follows:
“The accompanying unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 2004 excludes the impact of our acquisition of the ship, the Norwegian Spirit, from Star Cruises Limited. We have not presented pro forma information because the acquisition resulted in the transfer of fixed assets and did not result in the transfer of ship operations. While not indicative of pro forma results of the ship prior to acquisition, during the period from May 13, 2004, the date we took possession of the ship in accordance with a charter agreement, through December 31, 2004, the ship’s revenues totaled $89.3 million, operating

Mr. Max A. Webb
April 7, 2005

expenses totaled $64.1 million (including charter expenses totaling $1.1 million), depreciation expense totaled $6.3 million and interest expense totaled $6.0 million.”
2.	We note from your revised introductory paragraph and your “Capitalization” disclosure that you initially drew down $480 million under the $800 million Senior Secured Credit Facility and at September 30, 2004, you had an outstanding balance of $300 million on the $300 million term loan facility and $140 million on the $500 million revolving credit facility. Per the above, it appears that you need to include a pro forma adjustment for the periods presented related to the interest expense associated with the draw down on the $500 million revolving credit facility. Please advise or revise accordingly. Additionally to the extent that it is material, please revise footnote (OO) to reflect the effects of the above adjustment.
Response:
The Company initially drew down $480.0 million under the Senior Secured Credit Facility, consisting of $300.0 million under the term loan and $180.0 million under the $500.0 million revolving credit facility. The Company utilized the $180.0 million proceeds from its initial draw under the revolving credit facility to pay a portion of the purchase price of the Norwegian Spirit. As further detailed in the Company’s response to item 1 above, the Company is not required to present related pro forma adjustments for interest expense resulting from debt underlying the acquisition. The Company has revised the fourth paragraph on page 41 of the Registration Statement to clarify that it used the $180.0 million in initial proceeds from the revolving credit facility to purchase the ship.
3.	Refer to footnote (DD) – We note from your revised disclosure that the original amount of the deferred financing costs incurred in connection with the Facility Fleet Loan were $3,795,000, which were being amortized over the life of the Facility Fleet Loan, which was five years. This would equal approximately $795,000 per annum and approximately $252,000 for the period from January 1,2004 through April 23, 2004. Please reconcile the above amounts to what you have disclosed in footnote (DD) or revise accordingly.
Response:
The Company has revised footnote (D), formerly (DD), to reflect appropriate amounts.
4.	Refer to footnotes (EE), (FF), (GG), (HH), (MM), and (NN) – We note from your disclosure that the estimated amortization expense, estimated interest expense, and estimated commitment fees related to the pro forma adjustments for nine months ended September 30, 2004 represent an estimate for nine months. We also note from your disclosure in the

Mr. Max A. Webb
April 7, 2005

prospectus that the $800 million Senior Secured Credit Facility and the original notes were entered into in July 2004. Based on the above, it appears that your pro forma adjustments were incorrectly calculated, as the estimates should reflect the pro forma amounts for the period from January 1, 2004 through the date the respective debt obligations were entered into. Please revise accordingly.
Response:
The Company has revised footnote (E), (F), (G), (H), (M) and (N), formerly (EE), (FF), (GG), (HH), (MM) and (NN), to reflect pro forma amounts for the period from January 1, 2004 through July 15, 2004, the date the respective debt obligations were entered into.
5.	Additionally please revise footnotes (EE) and (FF) to indicate the amount of the deferred financing costs originally incurred in connection with the related debt obligations.
Response:
The Company has revised footnotes (E) and (F), formerly (EE) and (FF), to indicate the amount of the deferred financing costs originally incurred in connection with the related debt obligations.
Management’s discussion and analysis
Results of Operations
Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, page 55
Year ended December 31, 2003 compared to the year ended December 31, 2002, page 56
6.	We note your response to our prior comment 37. Based on your response it appears that “net revenue yield” is a non-GAAP measure as defined in Item 10(e) of Regulation S-K. In this regard please revise your filing to disclose the purpose for which this non-GAAP measure is used by the Company’s management, explain why management believes it is meaningful to potential investors and include a reconciliation of net revenue yield to the most comparable measure under US GAAP. Refer to the guidance outlined in General Instruction C. (e) of Form 20-F and Item 10(e) of Regulation S-K. Alternately, revise to eliminate the discussion of this measure from the filing.
Response
The Company has revised its Registration Statement to eliminate all discussions relative to “net revenue yield.”

Mr. Max A. Webb
April 7, 2005

Related Party Transactions
Contributions from Star Cruises Limited, page 61
7.	We have reviewed your response to our prior comment number 42 but are unable to locate the specific provisions or paragraphs of SFAS No. 6 that support your classification of your December 31, 2003 due to parent amount as long-term debt. Therefore, we do not concur with your conclusion that the $375 million portion of the amount due to your parent at December 31, 2003 that was settled subsequent to December 31, 2003 through the transfer of certain ships with an aggregate carrying value of $778 million, and the related long-term debt of $403 million, should be classified as long-term debt because it was settled through the issuance of long-term assets and related long-term debt as noted in your response. As outlined in paragraph 7 of Chapter 3A of ARB No.43, the term current liabilities is intended to include obligations that by their terms are due on demand or will be due on demand within one year from the balance sheet date, even though liquidation may not be expected within that period. As all of the Company’s due to parent balances met this condition at December 31, 2003, and $375 million of such amounts were in fact repaid by the Company in April 2004 in connection with the reorganization transaction, we continue to believe that only the $367 million that was converted into equity meets the criteria for classification as long-term debt pursuant to SFAS No.6 at December 31, 2003. Please revise your financial statements to reflect the $375 million of due to parent balances that were repaid as part of the reorganization transaction as current liabilities in the Company’s December 31,2003 financial statements, or explain in further detail why this is not required.
Response:
The Company has restated its audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 to reflect the $374.8 million of due to parent balances at December 31, 2003 that were repaid as part of the reorganization transaction during 2004 as a current liability as of December 31, 2003.
8.	Additionally, please revise the notes to your audited financial statements for the year ended December 31, 2003 to explain your basis for classifying the $403 million Fleet Facility Loan that matured in December 31, 2004 as long-term debt. Your revised disclosure should clearly indicate that this obligation was refinanced by your parent, Star Cruises, prior to the issuance of the Company’s December 31, 2003 financial statements.

Mr. Max A. Webb
April 7, 2005

Response:
The Company has revisited the original classification of the $403 million Fleet Facility Loan that matured in December 2004 and was refinanced by the parent in connection with the reorganization as a long-term liability at December 31, 2003. As a result, the Company has restated its audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 to reflect the $403 million balance of long-term debt at December 31, 2003 that was repaid as part of the reorganization transaction during 2004 as a current liability (current portion of long-term debt) at December 31, 2003.
Index to Consolidated Financial Statements
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and tradenames, page F-12 and Recoverability of long-lived assets, page F-l3
9.	We note your response to our prior comments 52 and 53. You state that the company has revised its segment reporting disclosure included in Note 2 of its audited consolidated financial statements to clarify reporting units and aggregation of them. We note this revised disclosure, although it is still unclear to the reader as to (1) the reporting unit used in assessing impairment and (2) the methods utilized by you to determine estimated fair value of that reporting unit. In this regard, please enhance your disclosures in Note 2 under the caption “Goodwill and tradenames” to include disclosure similar to that included in paragraphs four (4) and seven (7) of your response to our prior comment 52.
Response:
The Company has enhanced its disclosures in Note 2 of its audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 under the caption “Goodwill and Tradenames” to include disclosure similar to that included in the Company’s response to prior comment 52.
10.	Additionally, you state in paragraph one (1) of your response that the Company completed its annual impairment analysis on each individual ship as of December 31, 2003 and 2002, respectively, in accordance with SFAS No. 144 by comparing the undiscounted expected future cash flow of each ship to its carrying value. We note that you go on to state that one of the significant assumptions used relating to each ship’s revenue and operating expenses in your undiscounted expected future cash flow analysis included the “increase in capacity through delivery of additional

Mr. Max A. Webb
April 7, 2005

ships.” In this regard it is unclear why the increase in capacity through delivery of additional ships is included as a significant assumption in estimating expected future cash flows on an individual ship basis. Please fully and clearly explain to us how the increase in capacity related to other additional ships affects the expected future cash flow of the individual ship under analysis. We may have further comment upon receipt of your response.
Response:
To clarify the first paragraph of the Company’s response to comment 52 of the previous letter, an increase in capacity through delivery of additional ships is not an assumption which impacts the impairment analysis of an individual ship. This assumption is used in conjunction with the Company’s long-term growth rate assumptions for determining expected future cash flows of the Company’s overall business for analyzing its goodwill for impairment, as well as the expected future cash flows of its theoretical businesses for analyzing its trade names for impairment.
Note. 9 Commitments and contingencies
Material litigation, page F-23
11.	We note your response to our prior comment number 57. Please revise Note (d) (IV) to clarify the amount of the loss as it relates to impairment, claims and law suits recognized in your December 31, 2003 financial statements, and the amount of the related insurance recovery which has been offset against those losses in your statement of operations. Also please confirm that you are not netting the respective liabilities and receivables as it relates to the aforementioned losses and insurance recoveries. Furthermore, based on the disclosure provided in Note 3. on page F-37, we do not understand your rationale for classifying the insurance receivable as a long-term asset at December 31, 2003. In this regard we note that you received approximately $19.7 million in cash in October 2004 from the insurance syndicate. Given the fact that the insurance proceeds were collected subsequent to year-end, please explain your basis for classifying the insurance receivable as a long-term asset at December 31, 2003.
Response:
The Company confirms that the insurance recovery resulting from the Norway incident has offset the aforementioned impairment losses in the period ending December 31, 2003. Note 11(d)(iii), formerly Note 9(d)(iv), of the Company’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 has been revised to delete the related discussion. Instead, the Company has expanded Note 2 under the subheading “Recoverability of Long-Lived Assets” to clearly state in the second paragraph that the recovery and losses were offset.

Mr. Max A. Webb
April 7, 2005

The Company confirms that it is not netting any liabilities and receivables as they relate to the aforementioned losses and insurance recoveries. Relative to the insurance receivable from the Norway, the Company has included the $19,675,000 insurance receivable as of December 31, 2003 in other long-term assets. This amount was considered a long-term asset as of December 31, 2003 because, at the time of issuance of the December 31, 2003 financial statements, the Company was unable to determine the exact timing of collection of the receivable amount due to ongoing discussions with the insurance company and the pending ultimate decision to either repair the ship or sell it on an “as is” basis. At the time of issuance of the December 31, 2003 financial statements, the Company’s best estimate was that the proceeds would be received subsequent to December 31, 2004. After several meetings with the insurance company subsequent to the issuance of the December 31, 2003 financial statements, a final settlement was reached with the insurance company in September 2004 and such payment was received in October 2004. The Company has expanded Note 2 under subheading “Recoverability of Long-Lived Assets” to clearly state in the third paragraph the basis for classifying the insurance receivable as a long-term asset at December 31, 2003.
12.	We note your response to our prior comment 58. You state in your revised disclosure that to the extent required, the Company has accrued amounts, as disclosed in Note 5, for all estimable probable losses. You also state that the Company is currently unable to estimate any other potential range of contingent losses. However Notes 9 (d) (iii) in your annual financial statements and Notes 7 (a) (ii) imply that you have substantial information to estimate a possible range of loss as required by SFAS No.5 paragraph 10. For example, you disclose that the “proposed class consists of all unlicensed seafarers who worked on Company vessels...and seeks recovery of overtime wages plus statutory penalty wages equal to two times that unpaid wages for each day the wages remain unpaid.” Based on the above, it seems that you have obtained enough information to estimate a potential range. Please revise your filing to disclose the range of potential claims, damages or losses to which you are exposed in connection with all pending litigation and claims or provide an explanation as to why such estimate cannot be made for each matter. Refer to the requirements of SAB Topic 5: Y Question 2.
Response:
As disclosed in Note 11 to the Company’s financial statements, the Company has assessed its potential liabilities with respect to all threatened and pending litigation and has accrued amounts for all estimable probable losses associated with such exposure. The Company accrues a liability when it believes that a loss is probable and the amount of the loss can be reasonably estimated in accordance with SFAS No. 5. Management believes that based on developments to date, management’s estimates of the outcomes of these matters, the Company’s experience in contesting, litigating and settling similar matters and external professional advice, the level of

Mr. Max A. Webb
April 7, 2005

provision made will be sufficient to cover the potential liabilities if and when they become liabilities.
The Company is unable to estimate any other potential range of contingent losses beyond those accrued because of the inherent uncertainty related to the eventual outcome of these matters. For example, with respect to the litigation involving a class of unlicensed seafarers that is described in Note 11(d)(ii) of the Company’s audited consolidated financial statements, the Company and its advisors are not able to estimate the potential range of losses associated with such lawsuit based on the claims of the plaintiffs because, as is consistent with the practice of the plaintiff’s bar, the plaintiffs’ counsel in this case seeks damages in amounts that bear little relation to the alleged underlying harm. Accordingly, the Company believes that the range of potential losses cannot be estimated at this time.
Therefore the Company, as required by Paragraph 10 of SFAS 5, has disclosed the nature of all material litigation, has estimated and accrued for all probable losses where the amount of the loss can be reasonably estimated, and has stated that it is unable to estimate any other potential range of contingent losses. The Company will keep this disclosure under close review and will continue to update it and provide additional information where appropriate in future filings as new information becomes available.
Age of the Financial Statements
13.	We note your response to our prior comment 68. You state “the Company is in compliance with Item 8.A.4 of Form 20-F. Note that Item 8.A.4 of Form 20-F states that in the case of the company’s initial public offering of securities the audited financial statements also shall be as of a date not older than 12 months at the time the document is filed. As outlined in Instruction 2 of item 8.A.4 of Form 20-F, we will waive this requirement in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves undue hardship. If this is your case, please file this representation as an exhibit to the registration statement. If we waive the 12-month requirement, please note that you must comply with the 15-month requirement in Item 8.A.4.
Response:
The Company has updated the Registration Statement to include financial statements as of and for the year ended December 31, 2004. Accordingly, the Company is in compliance with Item 8.A.4.of Form 20-F.

Mr. Max A. Webb
April 7, 2005

Exhibits
14.	Based on our prior comment 15, we note that you now include Exhibit 12, but did not update the exhibit to reflect the computations of your ratio of earnings to fixed charges for the latest interim period and your pro forma deficiency of earnings to cover fixed charges for the most recent fiscal year period presented and the latest interim period. Please revise accordingly.
Response:
The Company has updated Exhibit 12 to include its ratio of earnings to fixed charges/deficiency of earnings to fixed charges and pro forma ratio of earnings to fixed charges/deficiency of earnings to fixed charges for the most recent period presented.
15.	Also, we note that the deficiency of earnings to cover fixed charges for the years ended December 31, 2000, 2001, and 2003 and the ratio of earnings to cover fixed charges for the year ended December 31, 2002 as disclosed on page 18, 39 and 43 do not agree to the amounts disclosed on Exhibit 12. Please reconcile and revise these disclosures.
Response:
The Company has revised Exhibit 12 to reconcile amounts included therein to amounts included in the Registration Statement.

Mr. Max A. Webb
April 7, 2005

     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeffrey L. Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
     Securities and Exchange Commission
Lamarr B. Cooler
Mark E. Warren
     NCL Corporation Ltd.